Exhibit 99.1

May 14, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Appointment of Independent Director

Pursuant to regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and clause 204.10 of the NYSE Listed Company Manual, we hereby inform that the Board of Directors of the Company, on May 13, 2021 approved the appointment of Ms. Tulsi Naidu as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from July 1, 2021 to June 30, 2026. The appointment is subject to approval of the shareholders of the Company.

We are enclosing a copy of the press release in connection with the aforesaid appointment and a brief profile of Ms. Tulsi Naidu for your reference.

ln accordance with BSE circular no. LIST/COMP/14/12018-19 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018, we hereby confirm that Ms. Tulsi Naidu is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. Further, Ms. Tulsi Naidu is not related to any of the Directors on the Board of the Company.

This is for your information and records.

Thanking you

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above.

Registered Office: Wipro Limited T : +91 (80) 2844 0011 Doddakannelli F : +91 (80) 2844 0256 Sarjapur Road E : info@wipro.com Bengaluru 560 035 W : wipro.com India C : L32102KA1945PLC020800

Wipro Limited appoints Tulsi Naidu to its Board

New York, USA and Bangalore, India – May 14, 2021: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, today announced the appointment of Ms. Tulsi Naidu, a widely respected business leader, to its Board of Directors for five years effective July 1, 2021, subject to the approval of shareholders.

Tulsi Naidu will serve as an Independent Director on the Board and bring a wealth of experience to Wipro, having spent 25 years in the global financial services sector.

Ms. Naidu is CEO Asia Pacific of Zurich Insurance Group (Zurich) and a member of Zurich’s Executive Committee. She joined Zurich in September 2016 and was named the CEO of the UK business in November 2016 where she implemented an extensive transformation program –reshaping the business, simplifying the structure, improving technical and digital capabilities, and positioning it for growth in its core markets.

Before joining Zurich, Ms. Naidu spent 14 years at Prudential in various executive positions across their UK and Europe business. Her last position with Prudential was Executive Director, UK & Offshore. She was previously Chief Operating Officer for Prudential UK & Europe, and prior to that held several general management roles in the company focused on driving strategic transformational change.

Welcoming Ms. Naidu to the Board, Rishad Premji, Chairman, Wipro Limited said, “I am excited to have Tulsi join our Board. Her knowledge of the global financial services sector together with her proven experience in driving large transformational change and understanding of technology will hugely benefit Wipro.”

Commenting on her appointment, Tulsi Naidu said, “I am delighted and honored to join the Board of Wipro. I have deep respect for the company, its technology leadership, and its values led approach to business. I look forward to contributing towards its next phase of growth.”

Ms. Naidu holds a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad and a bachelor’s degree in Mathematics, Economics and Statistics from Nizam College, Hyderabad.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 190,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Wipro Media Contact:

Vipin Nair

Wipro Limited

vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. The conditions caused by the COVID-19 pandemic could decrease technology spending, adversely affect demand for our products, affect the rate of customer spending and could adversely affect our customers’ ability or willingness to purchase our offerings, delay prospective customers’ purchasing decisions, adversely impact our ability to provide on-site consulting services and our inability to deliver our customers or delay the provisioning of our offerings, all of which could adversely affect our future sales, operating results and overall financial performance. Our operations may also be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Brief profile of Ms. Tulsi Naidu, Independent Director of the Company, is given below.

Tulsi Naidu has 25 years of financial services experience in Europe and Asia. She is CEO Asia Pacific of Zurich Insurance Group (Zurich), a member of Zurich’s Executive Committee and a Trustee of the Z Zurich Foundation. Ms. Naidu was appointed CEO of Zurich’s UK business in November 2016 and implemented an extensive transformation program –reshaping the business, simplifying structure, improving technical and digital capabilities, and positioning it for growth in its core markets.

Prior to joining Zurich, Ms. Naidu spent 14 years at Prudential in a variety of executive positions across their UK & Europe business. Her last position with Prudential was Executive Director, UK & Offshore. She was previously Chief Operating Officer for Prudential UK & Europe and prior to that held several general management roles in the company focused on driving strategic transformational change.

Ms. Naidu holds a Post Graduate Diploma in Management from Indian Institute of Management, Ahmedabad and bachelor’s degree in Mathematics, Economics and Statistics from Nizam College, Hyderabad.